                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                _____________

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. __)*

                         Voice Control Systems, Inc.
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                              (Name of Issuer)

                      Common Stock (par value of $.01)
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                       (Title of Class of Securities)

                                 928618 10 0
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                               (CUSIP Number)

                       John Danforth, General Counsel
                             Creative Labs, Inc.
                             1901 McCarthy Blvd.
                             Milpitas, CA  95035
                               (408) 428-6600
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    (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                              November 4, 1996
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP NO. 928618 10 0                 13D                PAGE 2 OF 5 PAGES
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Creative Technology Ltd.

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS*
 4
      WC

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                            [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      SINGAPORE

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                          SOLE VOTING POWER*
                     7
     NUMBER OF            1,020,324

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER*
                     9
    REPORTING             1,020,324

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
 11
      1,020,324

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      9.2% (as of March 14, 1997)

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      TYPE OF REPORTING PERSON*
14
      CO

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                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D
CUSIP NO. 928618 10 0                                          PAGE 3 OF 5 PAGES


ITEM 1 - SECURITY AND ISSUER

This Statement relates to the shares of Common Stock, par value of $.01 ("Common Stock"), of Voice Control Systems, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 14140 Midway Road, Suite 100, Dallas, Texas 75244.

ITEM 2 - IDENTITY AND BACKGROUND

This Statement is filed on behalf of Creative Technology Ltd., a Singapore corporation ("Creative"). The principal business of Creative is the design, manufacture and distribution of multimedia products and peripherals for personal computers. The address of the principal business and principal executive office for Creative is 67 Ayer Rajah Crescent #03-18, Singapore, 139950. The name and address of the business and executive office of its principal United States subsidiary is Creative Labs, Inc., 1901 McCarthy Blvd., Milpitas, CA 95035.

During the last five years, Creative (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

In December 1993, Creative acquired shares of stock (the "VPC Shares") in Voice Processing Corp. ("VPC"). Effective November 4, 1996, VPC was merged (the "Merger") with and into the Issuer and as a result of such Merger, Creative acquired 1,020,324 shares of Common Stock of the Issuer in exchange for all of Creative's VPC Shares and for no additional consideration.

ITEM 4 - PURPOSE OF TRANSACTION

Creative acquired shares of Common Stock of the Issuer in connection with the Merger and, except as contemplated in connection with the Merger, not pursuant to any plans or proposals which Creative had which relate to or would result in:
(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other change in the Issuer's business or corporate structure,
(g) any material change in the Issuer's charter or bylaws or instrument corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration, or (j) any action similar to any of those enumerated above. Creative, however reserves the right, either individually or together with one or more of the other shareholders of the Issuer, to determine in the future to take or cause to be taken one or more of such actions.

                                SCHEDULE 13D

CUSIP NO. 928618 10 0                                          PAGE 4 OF 5 PAGES


ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

       (a) As of May 5, 1997, Creative beneficially owned 1,020,324 shares of the Issuer's Common Stock , representing approximately 9.2% of the 11,088,490 shares of Common Stock outstanding as of March 14, 1997 as reported in the Issuer's Annual Report on Form 10-KSB for the year ended December 31, 1996.

       (b) Creative has sole power to vote or direct the vote, and dispose or direct the disposition of, all of the shares described above.

       (c) Creative had no transactions in shares of Common Stock of the Issuer during the past 60 days. To the best of Creative's knowledge, none of its executive officers or directors has effected transactions involving the shares of the Issuer's Common Stock during the last 60 days.

       (d)  None

       (e)  Not applicable

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Creative has not entered into any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

No materials are required to be filed as exhibits to this report on Schedule
13D.

                                SCHEDULE 13D

CUSIP NO. 928618 10 0                                         PAGE 5 OF 5 PAGES


SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 9, 1997                     /s/    Ng Keh Long
                                       ---------------------------------------
                                       Ng Keh Long
                                       Vice President and Corporate Treasurer